SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: July 29, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

Second Quarter Report
June 30, 2008

Oncolytics Biotech Inc.
TSX:ONC
NASDAQ:ONCY

Second Quarter Report
For the quarter ended June 30, 2008
Letter to Shareholders
Oncolytics experienced a strong second quarter highlighted by the reporting of durable clinical responses to REOLYSIN® combination therapy in refractory head and neck cancer patients. We are enrolling increasing numbers of patients in our clinical program, evidenced by the treatment of our 200th patient just subsequent to the quarter end. The results from these trials are helping us to plan the later-stage development program for REOLYSIN®, while advances in our manufacturing, preclinical and intellectual property programs continue to support the REOLYSIN® program.
Significant Clinical Advances
Positive interim results from our U.K. combination REOLYSIN®/paclitaxel and carboplatin trial were presented at the British Society of Gene Therapy (BSGT) conference in Edinburgh in April. Three head and neck patients evaluated at the time had excellent clinical and radiological responses without appreciable toxicity. This trial completed enrolling patients in the dose escalation component of the trial in the second quarter of this year, and is now enrolling patients with advanced cancers at the top dose of REOLYSIN® reached in that portion of the trial. Following these encouraging interim results, we initiated two Phase II clinical trials in the U.S. and the U.K. examining the use of REOLYSIN® in combination with paclitaxel and carboplatin for patients with advanced head and neck cancers. The U.K. Phase II trial began patient enrolment in the second quarter and enrolment is expected to commence in the U.S. Phase II trial soon.
Our U.S. Phase II sarcoma trial continues to deliver positive results. At the American society of Clinical Oncology (ASCO) annual meeting in June, the investigators demonstrated that 8 of 16 evaluable patients experienced stable disease after treatment with REOLYSIN® for periods ranging from two to more than ten, 28-day cycles. The first responder in the study is quickly approaching one year of treatment, with continued stabilization of disease. This multi-centre trial continues to recruit patients.
The U.S. National Cancer Institute (NCI) started patient enrolment in its Phase I/II ovarian, peritoneal and fallopian tube cancer trial using systemic and intraperitoneal administration of REOLYSIN®. Patients are being treated at the Ohio State University Comprehensive Cancer Center.
Patient enrolment also commenced in a U.K., multi-centre clinical trial using intravenous administration of REOLYSIN® in combination with cyclophosphamide, a chemotherapeutic agent as well as immune modulator, in patients with advanced cancers. In animal models, pretreatment with low-dose immune modulators has been shown to significantly enhance the antitumour activity of REOLYSIN®, and it is hoped this study will confirm if these results can also be achieved in humans.

Preclinical Advances
Preclinical activities continue to show that reovirus has the potential to be used in many novel ways against various cancers. Two presentations delivered at the American Society of Gene Therapy (ASGT) meeting demonstrated that reovirus could be used against mesothelioma, and also to purge lymph nodes of tumour cells. An additional two presentations delivered at the American Association for Cancer Research (AACR) meeting, demonstrated that reovirus can be used in combination with radiation against pediatric sarcomas, and also as a purging agent to kill cancer cells in autologous stem cell transplants.
Professor Alan Melcher and his research group at St. James’s University Hospital in Leeds, U.K., published the results of their work demonstrating that reovirus can kill melanoma cell lines and freshly resected tumour in Gene Therapy in April. A second paper by Prof. Melcher’s group, covering preclinical work demonstrating that reovirus can activate human dendritic cells to promote innate antitumor immunity was published in May in The Journal of Immunology.
This research provides additional insight into the mechanism of action of the reovirus, and continues to help guide our clinical program for REOLYSIN®.
Manufacturing
Oncolytics also reached an important milestone in our manufacturing process as we successfully transferred cGMP production of REOLYSIN® at the 40-litre batch size to SAFC Pharma™, a Division of Sigma-Aldrich Corporation. Yields at the 40-litre scale should provide sufficient doses to support future development plans leading to registration and also early-stage commercial requirements.
Intellectual Property
One Canadian patent and one U.S. patent were secured in the quarter. Oncolytics has secured more than 180 patents worldwide, including 27 U.S. patents and 9 Canadian patents.
Looking Ahead
This quarter we have seen an unprecedented level of activity in the clinical program for REOLYSIN®. We expect this level of activity to continue and even increase as we move through our Phase II program for REOLYSIN®, and start making pivotal clinical trial decisions.
On behalf of the Board of Directors and the staff at Oncolytics, thank you for your continued support.
Brad Thompson, PhD
President and CEO
July 29, 2008

July 29, 2008
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech Inc. as at and for the three and six months ended June 30, 2008 and 2007, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2007. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
FORWARD-LOOKING STATEMENTS
The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2008 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements.
OVERVIEW
Oncolytics Biotech Inc. is a Development Stage Company
Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our activities on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
General Risk Factors
Prospects for biotechnology companies in the development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including our ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.
See also “RISK Factors Affecting Future Performance” in our 2007 MD&A.
REOLYSIN ® Development Update for the Second Quarter of 2008
We continue to develop our lead product REOLYSIN® as a potential cancer therapy. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and supply, and our intellectual property.
Clinical Trial Program
During the second quarter of 2008, our clinical trial program expanded to eleven clinical trials of which nine are being conducted by us and two are being sponsored by the U.S. National Cancer Institute (“NCI”).
Clinical Trials – Positive Interim Results
U.K. Combination REOLYSIN ® and Carboplatin/Paclitaxel Clinical Trial
In the second quarter of 2008, we announced positive interim results and completed the dose escalation portion of our U.K. combination REOLYSIN® and carboplatin/paclitaxel trial. Four of the first eight patients treated in the study to date have a diagnosis of carcinoma of the head and neck. All three head and neck patients evaluated to date have had excellent clinical and radiological responses without appreciable toxicity. Preliminary assessment after recruitment of the first two cohorts has suggested that patients with head and neck carcinomas represent a group of patients for whom the combination of carboplatin/paclitaxel and REOLYSIN® may prove effective.
In the first cohort, the patient with head and neck cancer received 8 cycles of treatment (the maximum allowed) and achieved a clinical complete response. In the second cohort, the two patients with head and neck cancers with widespread disseminated disease have each received seven cycles of treatment to date and both have achieved significant partial responses. Two of the three patients, including the patient with the clinical complete response, had previously received cisplatin/5-FU treatment and all three had previously received radiotherapy.
This clinical trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. Standard dosages of paclitaxel and carboplatin were delivered to patients with escalating dosages of REOLYSIN® intravenously. The second component of the trial includes the enrolment of a further 9 patients for a total of 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of paclitaxel and carboplatin.
Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as head and neck, melanoma, lung and ovarian cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the Maximum Tolerated Dose (“MTD”), Dose-Limiting Toxicity (“DLT”), recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with paclitaxel and carboplatin. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

U.S. Phase II Sarcoma Clinical Trial
During the second quarter of 2008, we announced interim results from our Phase II study of intravenous REOLYSIN® in patients with sarcomas metastatic to the lung which were presented at the American Society of Clinical Oncology (“ASCO”) annual meeting. The presentation, entitled “A Phase II Study of Intravenous REOLYSIN (Wild-type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung” was delivered by Dr. Monica Mita, the study principal investigator and her team at the Institute of Drug Development (IDD), the Cancer Therapy and Research Center at the University of Texas Health Science Center, (UTHSC), San Antonio, Texas.
The interim results demonstrated that the treatment had been well tolerated to date, with 8 of 16 evaluable patients experiencing stable disease for periods ranging from two to more than twelve, 28-day cycles. As well, the third patient treated in the study was demonstrated to have stable disease by RECIST criteria for more than six months as measured by CT scan. A PET scan taken at the same time showed that any residual mass was metabolically inert.
Clinical Trials – Actively Enrolling
During the second quarter of 2008, we commenced enrollment in two additional U.K. chemotherapeutic co-therapy clinical trials and the NCI began to enroll in its Phase I/II ovarian cancer clinical trial in the U.S. At the end of the second quarter of 2008, eight of our nine sponsored clinical trials were enrolling patients along with one of the NCI sponsored clinical trials.
Clinical Trials – Expanded Trial Program
U.K. Phase II Combination REOLYSIN ® with Paclitaxel and Carboplatin
During the second quarter of 2008, we received a letter of approval from the U.K. Medicines and Healthcare products Regulatory Agency for our Clinical Trial Application (“CTA”) to begin a Phase II clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced head and neck cancers. The principal investigator is Dr. Kevin Harrington of The Institute of Cancer Research and The Royal Marsden NHS Foundation Trust.
This trial is a 14 patient, single arm, open-label, dose-targeted, non-randomized, multi-centre trial of REOLYSIN® given intravenously in combination with a standard dosage of paclitaxel and carboplatin. Eligible patients include those with advanced or metastatic head and neck cancer that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the Phase II trial is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity. The secondary objective is to determine the safety and tolerability of REOLYSIN® when administered in combination with paclitaxel and carboplatin to patients with advanced or metastatic head and neck cancer. The trial began enrolling patients in June, 2008.
U.S. Phase II Combination REOLYSIN ® with Paclitaxel and Carboplatin
During the second quarter of 2008, following a U.S. Food and Drug Administration (“FDA”) review, we initiated a U.S. Phase II clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced head and neck cancers. The Principal Investigator is Dr. Monica Mita of the CTRC at UTHSCSA.
This trial is a 14-patient, single arm, open-label, dose-targeted, non-randomized trial of REOLYSIN® given intravenously in combination with a standard dosage of paclitaxel and carboplatin. Eligible patients include those with advanced or metastatic head and neck cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the Phase II trial is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity. The secondary objective is to determine the safety and tolerability of REOLYSIN® when administered in combination with paclitaxel and carboplatin to patients with advanced or metastatic head and neck cancers.

Pre-Clinical Trial and Collaborative Program
Presentations
In the second quarter of 2008, Dr. Anders Kolb of the Nemours Center for Childhood Cancer Research presented a poster entitled “Radiation in Combination with Reolysin for Pediatric Sarcomas” at the American Association for Cancer Research (“AACR”) Annual Meeting.
The poster covered preclinical work using reovirus in combination with radiation in mice implanted with pediatric rhabdomyosarcoma and Ewing’s sarcoma tumours. The results demonstrated that the combination of reovirus and radiation significantly enhanced efficacy compared to either treatment alone in terms of tumour regression and event-free survival.
As well, Dr. Chandini Thirukkumaran of the Tom Baker Cancer Centre, Calgary, presented an oral presentation entitled “Targeting Multiple Myeloma with Oncolytic Viral Therapy” at the AACR Annual Meeting.
The presentation covered preclinical work using reovirus as a purging agent during autologous (harvested from the patient themselves) hematopoietic stem cell transplants for multiple myeloma. The results demonstrated that up to 70% of multiple myeloma cell lines tested showed reovirus sensitivity and reovirus induced cell death mediated through apoptosis. The investigators concluded that this preclinical data supports initiating a Phase I purging trial using reovirus against multiple myeloma.
Publications
In the April 10, 2008 online issue of Gene Therapy, Prof. Alan Melcher and his research group at St. James’s University Hospital in Leeds, U.K. published the results of their work entitled “Inflammatory Tumour Cell Killing by Oncolytic Reovirus for the Treatment of Melanoma.”
The investigators showed that reovirus effectively kills and replicates in both human melanoma cell lines and freshly resected tumour. They demonstrated that reovirus melanoma killing is more potent than, and distinct from, chemotherapy or radiotherapy-induced cell death. They concluded that reovirus is suitable for clinical testing in melanoma.
In the May 1, 2008 online issue of the Journal of Immunology, Prof. Alan Melcher and his research group at St. James’s University Hospital in Leeds, U.K. published the results of their work with reovirus in a paper entitled “Reovirus Activates Human Dendritic Cells to Promote Innate Antitumor Immunity.”
The researchers studied the ability of reovirus to activate human dendritic cells (“DC”), key regulators of both innate and adaptive immune responses. The data demonstrated that reovirus directly activates human DC, which in turn stimulate innate killing of cancer cells by natural killer (“NK”) and T cells, suggesting a novel potential role for T cells in oncolytic virus-induced local tumor cell death. Combined with the virus’s ability to directly kill cancer cells, the researchers concluded that reovirus recognition by DC may enhance the efficacy of reovirus as a therapeutic agent.
Manufacturing and Process Development
During the second quarter of 2008, we successfully transferred our cGMP manufacturing process for REOLYSIN® at the 40-litre batch size to SAFC Pharma™, a Division of Sigma-Aldrich Corporation and commenced production. Yields at the 40-litre scale should provide sufficient doses to support future development plans leading to registration and also anticipated early stage commercial requirements.
During the second quarter of 2008, we continued our process development work examining further scale-up to the 100-litre level and lyophilization.

Intellectual Property
During the second quarter of 2008, one U.S. patent and one Canadian patent were issued. At the end of the second quarter of 2008, we had been issued over 180 patents including 27 U.S. and nine Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.
Financial Impact
We estimated at the beginning of 2008 that our average monthly cash usage would be approximately $1,660,000 for 2008. Our cash usage for the six month period ending June 30, 2008 was $7,224,814 from operating activities which includes our intellectual property expenditures which is lower than our expected monthly average but continues to be in line with our expectations for 2008. Our net loss for the six month period ending June 30, 2008 was $8,648,903.
Cash Resources
We exited the second quarter of 2008 with cash resources totaling $17,930,270 (see “Liquidity and Capital Resources”).
Expected REOLYSIN ® Development for the Remainder of 2008
We plan to continue to enroll patients in our clinical trials throughout 2008. We expect to complete enrollment in a number of our co-therapy trials in the U.K. and our sarcoma study in the U.S. We believe that the results from these trials will allow us to broaden our Phase II clinical trial program and choose a pivotal trial path.
We expect to produce REOLYSIN® for our clinical trial program throughout 2008. We believe we will complete our 100-litre scale up activities and will continue our examination of a lyophilization (freeze drying) process for REOLYSIN®.
We continue to estimate, based on our expected activity for 2008 that our average monthly cash usage will be $1,660,000 per month (see “Liquidity and Capital Resources”).
INITIAL ADOPTION OF NEW ACCOUNTING STANDARD
On April 1, 2008, we early adopted the new Canadian Institute of Chartered Accountants’ (the “CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”. Pursuant to the transitional provisions set out in Section 3064, we retroactively adopted this standard with restatement.
The adoption of Section 3064 impacted the treatment of our patent costs. Prior to Section 3064, we accounted for our patent costs as an intangible asset under CICA Handbook Section 3450 “Research and Development Costs”. Section 3450 allowed us to capitalize our third party legal costs associated with our patent portfolio as a limited-life intangible asset which was then amortized over the estimated useful life of the patents. Section 3064 does not permit the capitalization of these third party legal costs. Consequently, the third party legal costs previously capitalized as intellectual property are required to be expensed and any previously recorded related amortization charges are to be reversed. The intellectual property costs which remain capitalized and subject to amortization relate to the initial acquisition of our business by SYNSORB Biotech Inc.
In order for us to capitalize our intellectual property expenditures we would be required to demonstrate all of the following:
1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

2.	Our intention to complete the intangible asset and use or sell it.

3.	Our ability to use or sell the intangible asset.

4.	How the intangible asset will generate probable future economic benefits. Among other things, we are able to demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

6.	Our ability to measure reliably the expenditure attributable to the intangible asset during its development.
Therefore, all of our future intellectual property expenditures will be expensed as incurred until we meet all of the capitalization criteria set out above. We plan to regularly monitor our research and development activity in conjunction with these six criteria to ensure we record our intellectual property expenditures in line with Section 3064.
The impact of the early adoption of Section 3064 on our previously reported consolidated balance sheets is as follows:

	March 31,	December	December
	2008	31, 2007	31, 2006
Consolidated Balance Sheet	$	$

Intellectual Property
Intellectual property, previously reported	5,006,297	5,026,540	5,079,805
Adjustment, adoption of Section 3064	(4,554,422)	(4,484,290)	(4,176,055)

Intellectual property, restated	451,875	542,250	903,750

Deficit
Deficit, previously reported	(83,846,498)	(80,522,257)	(65,030,066)
Adjustment, adoption of Section 3064	(4,554,422)	(4,484,290)	(4,176,055)

Deficit, restated	(88,400,920)	(85,006,547)	(69,206,121)

The impact of the early adoption of Section 3064 on our previously reported consolidated statements of loss, comprehensive loss and cash flows is as follows:

				Cumulative
	Three Month			from
	Period			inception on
	Ending	Year Ended	Year Ended	April 2, 1998
	March 31,	December 31,	December 31,	to December
	2008	2007	2006	31, 2007
Consolidated Statements of Loss and Comprehensive Loss	$	$	$	$

Net loss and comprehensive loss, previously reported	3,324,241	15,642,191	14,297,524	80,522,257
Adjustment, adoption of Section 3064	70,132	308,235	330,767	4,484,290

Net loss and comprehensive loss, restated	3,394,373	15,950,426	14,628,291	85,006,547

Basic and diluted loss per share, previously reported	(0.08)	(0.39)	(0.39)	—

Basic and diluted loss per share, restated	(0.08)	(0.39)	(0.40)	—

				Cumulative
	Three Month			from
	Period			inception on
	Ending	Year Ended	Year Ended	April 2, 1998
	March 31,	December 31,	December 31,	to December
	2008	2007	2006	31, 2007
Consolidated Statements of Cash Flows	$	$	$	$

Operating activities, previously reported	(2,991,234)	(13,569,594)	(12,155,372)	(66,551,036)
Adjustment, adoption of Section 3064	(257,304)	(852,498)	(842,610)	(6,351,778)

Operating activities, restated	(3,248,538)	(14,422,092)	(12,997,982)	(72,902,814)

Investing activities, previously reported	3,602,844	4,678,785	11,894,126	(22,987,619)
Adjustment, adoption of Section 3064	257,304	852,498	842,610	6,351,778

Investing activities, restated	3,860,148	5,531,283	12,114,394	(16,635,871)

SECOND QUARTER RESULTS OF OPERATIONS
(for the three months ended June 30, 2008 and 2007)
Net loss for the three month period ending June 30, 2008 was $5,254,530 compared to $3,837,244 for the three month period ending
June 30, 2007.
Research and Development Expenses (“R&D”)

		2007
	2008	$
	$	[Restated]

Manufacturing and related process development expenses	1,284,955	828,602
Clinical trial expenses	1,633,445	983,896
Pre-clinical trial and research collaboration expenses	82,624	331,379
Intellectual property expenditures (1)	401,468	325,331
Other R&D expenses	644,412	562,498

Research and development expenses	4,046,904	3,031,706

Note
1	Upon adoption of CICA Handbook Section 3064, intellectual property expenditures are now recorded as an expense for the period.
For the second quarter of 2008, R&D increased to $4,046,904 compared to $3,031,706 for the second quarter of 2007. The increase in R&D was due to the following:

Manufacturing & Related Process Development (“M&P”)

	2008	2007
	$	$

Product manufacturing expenses	1,089,357	774,883
Technology transfer expenses	—	—
Process development expenses	195,598	53,719

Manufacturing and related process development expenses	1,284,955	828,602

Our M&P expenses for the second quarter of 2008 increased to $1,284,955 compared to $828,602 for the second quarter of 2007.
In the second quarter of 2008, we completed the 40-litre production run that started earlier in the year and began the vial and packaging process. As well, we commenced an additional 40-litre production run. In the second quarter of 2007, we completed the 20-litre production runs that had been scheduled earlier in 2007.
Our process development activity in the second quarter of 2008, continues to focus on scale up to 100-litre production runs and also includes lyophilization (freeze drying) studies. In the second quarter of 2007, our process development activity focused on completing our 40-litre scale up studies.
Clinical Trial Program

	2008	2007
	$	$

Direct clinical trial expenses	1,603,171	913,360
Other clinical trial expenses	30,274	70,536

Clinical trial expenses	1,633,445	983,896

During the second quarter of 2008, our direct clinical trial expenses increased to $1,603,171 compared to $913,360 for the second quarter of 2007. In the second quarter of 2008, we incurred direct patient costs in our eight enrolling clinical trials compared to only six actively enrolling clinical trials in the second quarter of 2007.
Pre-Clinical Trial Expenses and Research Collaborations

	2008	2007
	$	$

Research collaboration expenses	82,624	331,379
Pre-clinical trial expenses	—	—

Pre-clinical trial expenses and research collaborations	82,624	331,379

During the second quarter of 2008, our research collaboration expenses were $82,624 compared to $331,379 for the second quarter of 2007. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. In the second quarter of 2008, we continued to review our collaborations, only renewing certain contracts. In the second quarter of 2007, we incurred costs associated with a number of previously contracted collaborations.

Intellectual Property Expenditures

		2007
	2008	$
	$	[Restated]

Intellectual property expenditures	401,468	325,331

In the second quarter of 2008, our intellectual property expenditures were $401,468 compared to $325,331 for the second quarter of 2007. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the second quarter of 2008, we had been issued over 180 patents including 27 U.S. and nine Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.
Other Research and Development Expenses

	2008	2007
	$	$

R&D consulting fees	66,337	50,114
R&D salaries and benefits	449,330	395,166
Other R&D expenses	128,745	117,218

Other research and development expenses	644,412	562,498

Our R&D salaries and benefits costs in the second quarter of 2008 were $449,330 compared to $395,166 in the second quarter of 2007. The increase is a result of increases in staff levels during the second quarter of 2008 compared to the second quarter of 2007.
Operating Expenses

	2008	2007
	$	$

Public company related expenses	1,066,933	719,501
Office expenses	252,565	272,806

Operating expenses	1,319,498	992,307

During the second quarter of 2008, our public company related expenses increased to $1,066,933 compared to $719,501 for the second quarter of 2007. In the second quarter of 2008, we continued to incur additional professional fees associated with the expansion of our corporate structure and an increase in our investor relations activity.

YEAR TO DATE RESULTS OF OPERATIONS
(for the six months ended June 30, 2008 and 2007)
Net loss for the six month period ending June 30, 2008 was $8,648,903 compared to $8,047,335 for the six month period ending June 30, 2007.
Research and Development Expenses (“R&D”)

		2007
	2008	$
	$	[Restated]

Manufacturing and related process development expenses	1,788,048	2,666,795
Clinical trial expenses	2,676,237	1,705,513
Pre-clinical trial and research collaboration expenses	82,940	437,660
Intellectual property expenditures (1)	669,054	562,809
Other R&D expenses	1,224,022	1,114,643

Research and development expenses	6,440,301	6,487,420

Note:
1.	Upon adoption of CICA Handbook Section 3064, intellectual property expenditures are now recorded as an expense for the period.
For the six month period ending June 30, 2008, our R&D expenses were $6,440,301 compared to $6,487,420 for the six month period ending June 30, 2007. The change in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2008	2007
	$	$

Product manufacturing expenses	1,705,017	2,523,301
Process development expenses	83,031	143,494

Manufacturing and related process development expenses	1,788,048	2,666,795

Our M&P expenses for the six month period ending June 30, 2008 decreased to $1,788,048 compared to $2,666,795 for the six month period ending June 30, 2007.
During the six month period ending June 30, 2008, we completed a 40-litre cGMP production run of REOLYSIN® that will be used to supply our clinical trial program. As well, towards the end of the first half of 2008, we began the fill and packaging process of this 40-litre run and commenced an additional 40-litre production run. During the first half of 2007, we completed and initiated production runs at the 20-litre scale.
Our process development expenses for the six month period ending June 30, 2008 were $83,031 compared to $143,494 for the six month period ending June 30, 2007. During the first half of 2008, we continued examining further scale up to the 100-litre level and lyophilization. During the first half of 2007, our process development focus was on our earlier 40-litre scale up studies.
We now expect that our M&P expenses for 2008 will decrease compared to 2007. We are realizing the benefit of our increased scale and better production yields resulting from our prior process development activities allowing us to reduce the number of production runs for 2008. We initiated our final 40-litre production run for 2008 which we expect will be completed in the third quarter. We plan to fill and package enough REOLYSIN® to meet our immediate clinical trial requirements during the third quarter. We still expect to finalize our 100-litre scale up studies and continue the examination of a lyophilization process for REOLYSIN® in 2008.

Clinical Trial Program

	2008	2007
	$	$

Direct clinical trial expenses	2,597,818	1,596,467
Other clinical trial expenses	78,419	109,046

Clinical trial expenses	2,676,237	1,705,513

During the six month period ending June 30, 2008, our direct clinical trial expenses increased to $2,597,818 compared to $1,596,467 for the six month period ending June 30, 2007. In the first half of 2008, we incurred direct patient costs in our eight enrolling clinical trials of which six were enrolling throughout the six month period. During the first half of 2007, we were actively enrolling in six clinical trials of which only three had been enrolling throughout the six month period.
We still expect our clinical trial expenses to increase in 2008 compared to 2007. The increase in these expenses is expected to arise from continued enrollment and continued re-treatments in our existing clinical trials.
Pre-Clinical Trial Expenses and Research Collaborations

	2008	2007
	$	$

Research collaboration expenses	82,940	400,530
Pre-clinical trial expenses	—	37,130

Pre-clinical trial expenses and research collaborations	82,940	437,660

During the six month period ending June 30, 2008, our research collaboration expenses were $82,940 compared to $400,530 for the six month period ending June 30, 2007. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the first half of 2008, we have been reviewing our collaborations and renewing only certain contracts which has resulted in fewer ongoing collaborations compared to the first half of 2007.
We now expect that our pre-clinical trial expenses and research collaborations in 2008 will be less than 2007.
Intellectual Property Expenditures

		2007
	2008	$
	$	[Restated]

Intellectual property expenditures	669,054	562,809

During the first half of 2008, our intellectual property expenditures were $669,054 compared to $562,809 for the first half of 2007. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. As well, we have benefited from fluctuations in the Canadian dollar as our patent costs are typically incurred in U.S. currency. At the end of the second quarter of 2008, we had been issued over 180 patents including 27 U.S. and nine Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Other Research and Development Expenses

	2008	2007
	$	$

R&D consulting fees	93,746	141,891
R&D salaries and benefits	927,448	767,553
Quebec scientific research and experimental development refund	—	(15,927)
Other R&D expenses	202,828	221,126

Other research and development expenses	1,224,022	1,114,643

During the six month period ending June 30, 2008, our R&D consulting fees were $93,746 compared to $141,891 for the six month period ending June 30, 2007. During the first half of 2007, we incurred consulting activity associated with our co-therapy clinical trial applications that was not incurred in the first half of 2008.
During the six month period ending June 30, 2008, our R&D salaries and benefits costs were $927,448 compared to $767,553 for the six month period ending June 30, 2007. The increase is a result of increases in staff and salary levels for 2008 compared to 2007.
We now expect that our Other R&D expenses will increase compared to 2007 due to increases in our staff levels.
Operating Expenses

	2008	2007
	$	$

Public company related expenses	1,793,543	1,301,377
Office expenses	576,849	597,646

Operating expenses	2,370,392	1,899,023

During the six month period ending June 30, 2008, our public company related expenses were $1,793,543 compared to $1,301,377 for the six month period ending June 30, 2007. During the first half of 2008, we incurred an increase in professional fees associated with the expansion of our corporate structure and an increase in our investor relations activity.
During the six month period ending June 30, 2008, our office expenses were $576,849 compared to $597,646 for the six month period ending June 30, 2007. Our office expense activity has remained consistent in the first half of 2008 compared to the first half of 2007.
Stock Based Compensation

	2008	2007
	$	$

Stock based compensation	37,616	103,969

Stock based compensation for the six month period ending June 30, 2008 was $37,616 compared to $103,969 for the six month period ending June 30, 2007. In the first half of 2008 and 2007, we incurred stock based compensation associated with the vesting of options previously granted.
Commitments
As at June 30, 2008, we are committed to payments totaling $1,992,000 for activities related to manufacturing, clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.

SUMMARY OF QUARTERLY RESULTS
The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2008			2007			2006
	June(1)	March(1)	Dec. (1)	Sept. (1)	June(1)	March(1)	Dec. (1)	Sept. (1)

Revenue		—	—	—	—	—	—	—
Interest income	174	180	265	319	359	268	286	320
Net loss (3)	5,255	3,394	4,116	3,786	3,837	4,210	4,907	3,460
Basic and diluted loss per common share(3)	$0.13	$0.10	$0.10	$0.09	$0.09	$0.11	$0.13	$0.09
Total assets (4)	19,011	22,854	26,298	29,444	33,269	37,502	29,390	33,911
Total cash(2), (4)	17,930	21,963	25,214	28,191	31,533	35,681	27,614	31,495
Total long-term debt(5)	—	—	—	—	—	—	150	150
Cash dividends declared(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the adoption of CICA Section 3064 “Goodwill and Intangible Assets”. See note 2 to the unaudited interim consolidated financial statements for June 30, 2008.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)	Included in net loss and loss per common share between June 2008 and July 2006 are quarterly stock based compensation expenses of $18,023, $19,593, $396,278, $38,909, $82,573, $21,396, $109,670, and $34,671, respectively.

(4)	We issued 4,600,000 units for net cash proceeds of $12,063,394 during 2007 with each unit consisting of one common share and one half of one common share purchase warrant. (2006 – 284,000 common shares for cash proceeds of $241,400)

(5)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation. On January 1, 2007, in conjunction with the adoption of the CICA Handbook section 3855 “Financial Instruments”, this loan was recorded at fair value (see note 3 of the December 31, 2007 audited financial statements).

(6)	We have not declared or paid any dividends since incorporation.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As at June 30, 2008, we had cash and cash equivalents (including short-term investments) and working capital positions of $17,930,270 and $14,267,085, respectively compared to $25,213,829 and $22,732,987, respectively for December 31, 2007. The decrease in our cash and cash equivalent position reflects the cash usage from our operating activities which includes intellectual property expenditures for the six month period ending June 30, 2008. The larger decrease in our working capital position during the first half of 2008 reflects the increase in our accounts payable and accrued liabilities at June 30, 2008. During the second quarter of 2008, our clinical trial and manufacturing activities increased compared to the first quarter of 2008. As a result of the growth in our operating activities, our accrued expenses increased as we have yet to receive the related invoices from our suppliers. All of our trade accounts payable are current.
We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. In 2008, we expect to continue to enroll patients in our various clinical trials and we also expect to continue with our collaborative studies pursuing support for our clinical trial program. We will therefore need to ensure that we have enough REOLYSIN® to supply our clinical trial and collaborative programs. We still expect our average monthly cash usage to be $1,660,000 in 2008 and we believe our existing capital resources are adequate to fund our current plans for research and development activities well into 2009. Factors that will affect our anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply our clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity undertaken.

In the event that we choose to seek additional capital, we will look to fund additional capital requirements primarily through the issue of additional equity. We recognize the challenges and uncertainty inherent in the capital markets and the potential difficulties we might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that we will have the ability to raise funds when required.
To manage the risk of availability of raising additional capital, we filed a base shelf prospectus on June 16, 2008 which qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units. Establishing a base shelf provides us with additional flexibility when seeking additional capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. As of June 30, 2008, we have not registered or distributed any securities under this shelf.
Investing Activities
Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. We have $9,750,929 invested under this policy and we are currently earning interest at an effective rate of 3.77% (2007 – 4.08%).
INITIAL ADOPTION OF ACCOUNTING POLICIES
Capital Disclosures
On January 1, 2008, we adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for disclosure of our objectives, policies and processes for managing capital (CICA Handbook Section 1535), as discussed further in Note 6 of our interim consolidated financial statements.
Financial Instruments – Disclosures
On January 1, 2008, we adopted the new recommendations of the CICA for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with financial instruments (CICA Handbook Section 3862), as discussed further in Notes 7 and 8 of our interim consolidated financial statements.
Financial Instruments – Presentation
On January 1, 2008, we adopted the new recommendations of the CICA for presentation of financial instruments (CICA Handbook Section 3863). Adoption of this standard had no impact on the Company’s financial instrument related presentation disclosures.
Goodwill and Intangible Assets
On April 1, 2008, we early adopted the new recommendations of the CICA for the accounting for goodwill and intangible assets (CICA Handbook Section 3064). The impact of adopting Section 3064 is further discussed under “Initial Adoption of New Accounting Standard” and in Note 2 of our June 30, 2008 interim consolidated financial statements.

OTHER MD&A REQUIREMENTS
We have 41,180,748 common shares outstanding at July 29, 2008. If all of our warrants (4,220,000) and options (3,870,493) were exercised we would have 49,271,241 common shares outstanding.
Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.
Controls and Procedures
There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2008 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

Oncolytics Biotech Inc.
CONSOLIDATED BALANCE SHEETS
(unaudited)
As at,

		December 31,
		2007
	June 30,	$
	2008	[Restated see
	$	note 2]

ASSETS
Current
Cash and cash equivalents	8,179,341	6,715,096
Short-term investments [note 7]	9,750,929	18,498,733
Accounts receivable	47,283	80,085
Prepaid expenses	435,727	260,300

	18,413,280	25,554,214

Property and equipment	236,468	201,103

Intellectual property [note 2]	361,500	542,250

	19,011,248	26,297,567

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	4,146,195	2,821,227

Shareholders’ equity
Share capital
Authorized: unlimited number of common shares Issued: 41,180,748 (December 31, 2007 — 41,180,748)	92,759,665	92,759,665
Warrants	5,346,260	5,346,260
Contributed surplus [note 3]	10,414,578	10,376,962
Deficit [notes 2 and 4]	(93,655,450)	(85,006,547)

	14,865,053	23,476,340

	19,011,248	26,297,567

See accompanying notes

Oncolytics Biotech Inc.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

					Cumulative
		Three Month		Six Month	from inception
		Period		Period	on April 2,
	Three Month	Ending June	Six Month	Ending June	1998 to June
	Period	30, 2007	Period	30, 2007	30, 2008
	Ending June	$	Ending June	$	$
	30, 2008	[Restated see	30, 2008	[Restated see	[Restated see
	$	note 2]	$	note 2]	note 2]

Revenue
Rights revenue	—	—	—	—	310,000

	—	—	—	—	310,000

Expenses
Research and development	4,046,904	3,031,706	6,440,301	6,487,420	67,540,017
Operating	1,319,498	992,307	2,370,392	1,899,023	22,976,028
Stock based compensation	18,023	82,573	37,616	103,969	4,742,421
Foreign exchange loss/gain	(58,347)	(10,855)	(49,085)	(16,088)	608,625
Amortization — intellectual property	90,375	90,375	180,750	180,750	3,253,500
Amortization — property and equipment	12,194	10,009	23,380	19,864	471,777

	5,428,647	4,196,115	9,003,354	8,674,938	99,592,368

Loss before the following:	5,428,647	4,196,115	9,003,354	8,674,938	99,282,368

Interest income	(174,117)	(358,871)	(354,451)	(627,603)	(6,369,200)

Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685

Loss before income taxes	5,254,530	3,837,244	8,648,903	8,047,335	94,770,450

Future income tax recovery	—	—	—	—	(1,115,000)

Net loss and comprehensive loss for the period [note 2]	5,254,530	3,837,244	8,648,903	8,047,335	93,655,450

Basic and diluted loss per share	0.13	0.09	0.21	0.20

Weighted average number of shares (basic and diluted)	41,180,748	41,120,748	41,180,748	39,701,859

See accompanying notes

Oncolytics Biotech Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

					Cumulative
				Six Month	from inception
		Three Month		Period	on April 2,
	Three Month	Period Ending	Six Month	Ending June	1998 to June
	Period	June 30, 2007	Period	30,2007	30, 2008
	Ending June	$	Ending June	$	$
	30, 2008	[Restated see	30, 2008	[Restated see	[Restated see
	$	note 2]	$	note 2]	note 2]

OPERATING ACTIVITIES

Net loss for the period	(5,254,530)	(3,837,244)	(8,648,903)	(8,047,335)	(93,655,450)
Deduct non-cash items
Amortization — intellectual property	90,375	90,375	180,750	180,750	3,253,500
Amortization — property and equipment	12,194	10,009	23,380	19,864	471,777
Stock based compensation	18,023	82,573	37,616	103,969	4,742,421
Other non-cash items [note 5]	—	—	—	—	1,383,537
Net changes in non-cash working capital [note 5]	1,157,662	(485,372)	1,182,343	(362,794)	3,663,185

	(3,976,276)	(4,139,659)	(7,224,814)	(8,105,546)	(80,141,030)

INVESTING ACTIVITIES
Capital assets	(56,080)	(3,558)	(58,745)	(38,305)	(760,912)
Purchase of short-term investments	(115,009)	(253,395)	(252,196)	(487,165)	(49,321,159)
Redemption of short-term investments	5,000,000	—	9,000,000	—	39,151,746
Investment in BCY LifeSciences Inc.	—	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343

	4,828,911	(256,953)	8,689,059	(525,470)	(7,933,380)

FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	—	—	—	—	15,259,468
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings	—	(4,778)	—	12,063,394	42,856,898

	—	(4,778)	—	12,063,394	96,253,751

Increase (decrease) in cash and cash equivalents during the period	852,635	(4,401,390)	1,464,245	3,432,378	8,179,341

Cash and cash equivalents, beginning of the period	7,326,706	11,325,279	6,715,096	3,491,511	—

Cash and cash equivalents, end of the period	8,179,341	6,923,889	8,179,341	6,923,889	8,179,341

See accompanying notes

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008 (unaudited)
1.	INCORPORATION AND NATURE OF OPERATIONS
Oncolytics Biotech Inc. (the “Company” or “Oncolytics”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product under development may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.
2.	ACCOUNTING POLICIES
These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The notes presented in these unaudited interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with our most recent annual audited financial statements. The information as at and for the year ended December 31, 2007 has been derived from our annual audited financial statements.
The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform to those used in our most recent annual financial statements except for the following:
Principles of Consolidation
The consolidated financial statements include our accounts and the accounts of our subsidiary, Oncolytics Biotech (Barbados) Inc. All intercompany transactions and balances have been eliminated.
Adoption of New Accounting Policies
Intangible Assets
Prior to the adoption of Section 3064, we accounted for our intellectual property expenditures under CICA Handbook section 3450 “Research and Development Costs”. Section 3450 permitted the capitalization and amortization of intangible assets in order to match the benefit of the intangible asset to the life of the research project.
On April 1, 2008, we early adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3064 “Goodwill and Intangible Assets”. Pursuant to the transitional provisions set out in Section 3064, we retroactively adopted this standard with restatement.

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008 (unaudited)
Section 3064 does not permit the capitalization of certain previously capitalized intellectual property costs. Consequently, these intellectual property expenditures, previously capitalized as intellectual property, are required to be expensed and any previously recorded related amortization charges are to be reversed. The intellectual property costs which remain capitalized and subject to amortization relate to the initial acquisition of our business by SYNSORB Biotech Inc.
There has been no change to the treatment of our research and development costs.
The impact of the early adoption of Section 3064 on our previously reported consolidated balance sheets is as follows:

	March 31,	December 31,	December 31,
	2008	2007	2006
Consolidated Balance Sheet	$	$	$

Intellectual Property
Intellectual property, previously reported	5,006,297	5,026,540	5,079,805
Adjustment, adoption of Section 3064	(4,554,422)	(4,484,290)	(4,176,055)

Intellectual property, restated	451,875	542,250	903,750

Deficit
Deficit, previously reported	(83,846,498)	(80,522,257)	(65,030,066)
Adjustment, adoption of Section 3064	(4,554,422)	(4,484,290)	(4,176,055)

Deficit, restated	(88,400,920)	(85,006,547)	(69,206,121)

The impact of the early adoption of Section 3064 on our previously reported consolidated statements of loss, comprehensive loss and cash flows is as follows:

				Cumulative
	Three Month			from
	Period			inception on
	Ending	Year Ended	Year Ended	April 2, 1998
	March 31,	December 31,	December 31,	to December
	2008	2007	2006	31, 2007
Consolidated Statements of Loss and Comprehensive Loss	$	$	$	$

Net loss and comprehensive loss, previously reported	3,324,241	15,642,191	14,297,524	80,522,257
Adjustment, adoption of Section 3064	70,132	308,235	330,767	4,484,290

Net loss and comprehensive loss, restated	3,394,373	15,950,426	14,628,291	85,006,547

Basic and diluted loss per share, previously reported	(0.08)	(0.39)	(0.39)	—

Basic and diluted loss per share, restated	(0.08)	(0.39)	(0.40)	—

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008 (unaudited)

				Cumulative
	Three Month			from
	Period			inception on
	Ending	Year Ended	Year Ended	April 2, 1998
	March 31,	December 31,	December 31,	to December
	2008	2007	2006	31, 2007
Consolidated Statements of Cash Flows	$	$	$	$

Operating activities, previously reported	(2,991,234)	(13,569,594)	(12,155,372)	(66,551,036)
Adjustment, adoption of Section 3064	(257,304)	(852,498)	(842,610)	(6,365,180)

Operating activities, restated	(3,248,538)	(14,422,092)	(12,997,982)	(72,902,814)

Investing activities, previously reported	3,602,844	4,678,785	11,894,126	(22,987,619)
Adjustment, adoption of Section 3064	257,304	852,498	842,610	6,365,180

Investing activities, restated	3,860,148	5,531,283	12,736,736	(16,622,439)

Capital Disclosures
On January 1, 2008, we adopted the new recommendations of the CICA for disclosure of our objectives, policies and processes for managing capital (CICA Handbook Section 1535), as discussed further in Note 6.
Financial Instruments — Disclosures
On January 1, 2008, we adopted the new recommendations of the CICA for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with financial instruments (CICA Handbook Section 3862), as discussed further in Notes 7 and 8.

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008 (unaudited)
Financial Instruments — Presentation
On January 1, 2008, we adopted the new recommendations of the CICA for presentation of financial instruments (CICA Handbook Section 3863). Adoption of this standard had no impact on our financial instrument related presentation disclosures.
3.	CONTRIBUTED SURPLUS

Amount
$

Balance, December 31, 2006	8,529,326
Stock-based compensation	539,156
Expired warrants	1,308,480

Balance, December 31, 2007	10,376,962
Stock-based compensation	37,616

Balance, June 30, 2008	10,414,578

4.	DEFICIT

Amount
$

Restated balance, December 31, 2006 [note 2]	69,206,121
Adjustment — Alberta Heritage Foundation loan[1]	(150,000)
Restated net loss and comprehensive loss for the year [note 2]	15,950,426

Restated balance, December 31, 2007 [note 2]	85,006,547
Net loss and comprehensive loss, June 30, 2008	8,648,903

Balance, June 30, 2008	93,655,450

1.	On January 1, 2007, the Company adopted, without restatement, CICA Handbook Section 3855 “Financial Instruments — Recognition and Measurement” and Section 1530 “Other Comprehensive Income”. Pursuant to the transitional provisions of Section 3855, the Company classified its short-term investments as held-to-maturity fixed income securities and recorded its Alberta Heritage Foundation interest free loan at fair value. As a result, there were no adjustments made to short-term investments or other comprehensive income and there was a decrease in the Alberta Heritage Foundation loan of $150,000 with a corresponding decrease of $150,000 in the Company’s deficit.

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008 (unaudited)
5.	ADDITIONAL CASH FLOW DISCLOSURE
Net Change in Non-Cash Working Capital

	Three Month	Three Month	Six Month	Six Month	Cumulative
	Period	Period	Period	Period	from inception
	Ended	Ended	Ended	Ended	on April 2,
	June 30,	June 30,	June 30,	June 30,	1998 to June 30,
	2008	2007	2008	2007	2008
	$	$	$	$	$

Changes in:
Accounts receivable	37,816	4,231	32,802	37,286	(47,283)
Prepaid expenses	(274,249)	(16,233)	(175,427)	(159,650)	(435,727)
Accounts payable and accrued liabilities	1,394,095	(473,370)	1,324,968	(240,430)	4,146,195

Net change in non-cash working capital	1,157,662	(485,372)	1,182,343	(362,794)	3,663,185

Other Non-Cash Items

	Three Month	Three Month	Six Month	Six Month	Cumulative
	Period	Period	Period	Period	from inception
	Ending	Ending	Ending	Ending	on April 2,
	June 30,	June 30,	June 30,	June 30,	1998 to June 30,
	2008	2007	2008	2007	2008
	$	$	$	$	$

Foreign exchange loss	—	—	—	—	425,186
Donation of medical equipment	—	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	—	—	150,000
Future income tax recovery	—	—	—	—	(1,115,000)

	—	—	—	—	1,383,537

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008 (unaudited)
6.	CAPITAL DISCLOSURES
Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity, cash and short-term investments in the definition of capital. We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.
In managing our capital, we estimate our future cash requirements by preparing a budget and a multiyear plan annually for review and approval by our board of directors (the “Board”). The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multiyear plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared monthly and reviewed by management and are presented quarterly to the Board.
Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.
On June 16, 2008, we filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
Establishing the Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multiyear plan. This Base Shelf expires on July 16, 2010 and as of June 30, 2008 we have not registered or distributed any securities under this shelf.
We are not subject to externally imposed capital requirements.

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008 (unaudited)
7.	SHORT-TERM INVESTMENTS
Short-term investments, consisting of bankers’ acceptances, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested. We intend to match the maturities of these short-term investments with the cash requirements of our activities and treat these as held-to-maturity short-term investments. We do not hold any asset backed commercial paper.

	Original	Accrued	Carrying	Fair	Effective
	Cost	Interest	Value	Value	Interest
	$	$	$	$	Rate

June 30, 2008
Short-term investments	9,601,966	148,963	9,750,929	9,757,805	3.77%

December 31, 2007
Short-term investments	18,230,340	268,393	18,498,733	18,499,173	4.26%

Fair value is determined by using published market prices provided by the Company’s investment advisor.
8.	FINANCIAL INSTRUMENTS
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable. As at June 30, 2008, there are no significant differences between the carrying values of these amounts and their estimated market values.
Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008 (unaudited)
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.
Balances in foreign currencies at June 30, 2008 are as follows:

	U.S. dollars	British pounds
	$	£

Cash and cash equivalents	636,260	505,812
Accounts payable	(600,369)	(113,318)

	35,891	392,494

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in note 6 to the unaudited financial statements.
Accounts payable are all due within the current operating period.

Shareholder Information
For public company filings please go to www.sedar.com or contact us at:
Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7
www.oncolyticsbiotech.com
Officers
Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Scientific Officer
Karl Mettinger, MD, PhD
Chief Medical Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Mary Ann Dillahunty, JD, MBA
Vice President, Intellectual Property
Directors
Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
Ger van Amersfoort
Biotech Consultant
William A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Chairman, Western Financial Group
Ed Levy, PhD
Adjunct Professor, University of British Columbia
J. Mark Lievonen, CA
President, Sanofi Pasteur Limited
Bob Schultz, FCA
Corporate Director
Fred A. Stewart, QC
President, Fred Stewart and Associates Inc.

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW, Calgary, AB, T2N 1X7
Phone: (403) 670.7377 Fax: (403)283.0858
www.oncolyticsbiotech.com